EXHIBIT 99.1

Colliers International Declares Semi-Annual Dividend on Common Shares

TORONTO, Dec. 10, 2020 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) ("Colliers") announced today that its board of directors has declared a semi-annual cash dividend on the outstanding Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares") of Colliers of US$0.05 per Common Share. This dividend is in accordance with the dividend policy of Colliers. The dividend is payable on January 14, 2021 to holders of Common Shares of record at the close of business on December 31, 2020. The dividend is an "eligible dividend" for Canadian income tax purposes.

About Colliers International
Colliers International (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements
Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2019 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COLLIERS CONTACTS:

Jay S. Hennick
Chairman and CEO

Christian Mayer
CFO

(416) 960-9500